UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

74443P104
(CUSIP Number)

Dov Gertzulin DG Capital Management, LLC 460 Park Avenue, 13th Floor New York, NY 10022 Tel. No.: 646-942-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106

1	Names of Reporting Persons. DG Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,677,629 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,677,629 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,677,629 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 10.8%
14	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

1	Names of Reporting Persons. Dov Gertzulin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,677,629 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,677,629 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,677,629 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 10.8%
14	Type of Reporting Person (See Instructions) HC, IN

1	Names of Reporting Persons. DG Value Partners II Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,212,610 shares
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,212,610 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,212,610 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person (See Instructions) PN

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of HC2 Holdings, Inc., a Delaware corporation formerly known as PTGi Holding, Inc. (the “Issuer”), 460 Herndon Parkway, Suite 150, Herndon, Virginia 20170, is being filed as an amendment to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 15, 2014, as amended by Amendment No. 1 filed with the Commission on June 5, 2014.(“Amendment No. 1”).

Capitalized terms not defined in this Amendment have the meanings ascribed thereto in Amendment No. 1.

This Amendment is being filed to amend Items 2-7, as follows:

Items 2-6 are hereby amended as follows:

Beneficial Ownership

Shares reported herein for DG Capital represent (i) an aggregate of 1,192,335 shares of Common Stock, (ii) an aggregate of 5,000 shares of Series A Convertible Participating Preferred Stock of the Issuer (the “Series A Preferred Stock”), and (iii) an aggregate of 1,000 shares of Series A-1 Convertible Participating Preferred Stock of the Issuer (the “Series A-1 Preferred Stock”) beneficially owned by private investment funds (the “Funds”), including the Master Fund, for which DG Capital serves as investment adviser.  Mr. Gertzulin serves as Managing Member of DG Capital.  Each share of Series A-1 Preferred Stock is convertible into shares of Common Stock at a conversion price of $4.25 per share, subject to adjustment from time to time for various corporate transactions.  In connection with the issuance of Series A-1 Preferred Stock, the conversion price of the Series A Preferred Stock has been reduced to $4.00 per share, subject to further adjustment from time to time for various corporate transactions.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.

The percentage calculations herein are based on there being 23,316,690 shares of Common Stock outstanding as of July 31, 2014, as reported in the by the Issuer in its Quarterly Report for the quarter ended June 30, 2014, as filed with the Securities and Exchange Commission on August 11, 2014.

Items 7-11 of the cover pages are incorporated by reference herein.  As the Master Fund beneficially owns less than 5% of the Issuer’s Common Stock, the Master Fund shall cease to be a Reporting Person following this Amendment.

Securities Purchase Agreement

On September 22, 2014, the Funds entered into a Securities Purchase Agreement (the “Series A-1 Purchase Agreement”) with the Issuer and the other purchaser parties named therein, pursuant to which the Funds acquired an aggregate of 1,000 shares of Series A-1 Preferred Stock for an aggregate purchase price of $1,000,000 using working capital of the Funds.

The Series A-1 Purchase Agreement also includes a standstill agreement that provides that, except as permitted under the Series A-1 Purchase Agreement, for a three-year period the Funds and certain related parties will not acquire, in the aggregate, beneficial ownership of more than 15% of the Common Stock, participate in a solicitation of proxies with respect to the Issuer, submit a written proposal to the Issuer’s board of directors regarding a merger or certain other types of transactions, and take certain other actions.  Certain of these restrictions will terminate prior to the end of the three-year period in the event that certain actions occur that would result in a change of control or bankruptcy of the Issuer.

In addition, subject to the Funds’ meeting certain ownership thresholds and certain exceptions, the Purchase Agreement provides that the Funds will be entitled to (i) participate on a pro rata basis in accordance with its ownership percentage, in certain issuances of equity and equity-linked securities by the Issuer, (ii) purchase in the aggregate up to 6% of issuances of non-convertible and non-voting preferred equity securities of the Issuer, (iii) purchase in the aggregate up to 1% of the principal amount of debt securities issued or indebtedness incurred in debt transactions of the Issuer and (iv) exercise a right of first offer with respect to the issuance of any additional shares of Series A-1 Preferred Stock or shares of equity securities of the Issuer that rank on parity with the Series A-1 Preferred Stock if the conversion price of such additional shares is at least $4.75.

Amended and Restated Registration Rights Agreement

On September 22, 2014, the Issuer also entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”) with the Funds and the other purchasers of the Series A-1 Preferred Stock, providing such parties with, among other things, the right to demand registration of shares of Common Stock issuable to them upon conversion of the preferred stock and certain other shares of Common Stock acquired by them, to have such shares registered by the Issuer without making a demand once the Issuer is eligible to register such shares on Form S-3, and to participate in registered underwritten offerings of securities conducted by the Issuer.

The descriptions above summarize only portions of the Series A-1 Purchase Agreement and the Amended and Restated Registration Statement, and such summaries are qualified in their entirety by reference to the full text of such agreements.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following information:

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons., incorporated by reference to Exhibit 99.1 to Amendment No. 1.
Exhibit 99.2
The Series A-1 Securities Purchase Agreement is incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 26, 2014.

Exhibit 99.3
The Amended and Restated Registration Rights Agreement is incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 26, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           October 1, 2014

DG CAPITAL MANAGEMENT, LLC

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member

DOV GERTZULIN

By: /s/ Dov Gertzulin
Dov Gertzulin, Individually

DG VALUE PARTNERS II MASTER FUND, LP

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member of its General Partner, DG Capital Partners II, LLC